RosBusinessConsulting

OAO "RBC Information Systems"

Adress: 78, Prophsoyuznaya str., Moscow, 117393, Russia;
Phone: (095) 363-1111, 363-1122; **Fax:** (095) 363-1125; **E-mail:** market@rbc.ru, info@rbc.ru; **Internet:** http://www.rbc.ru

April 27, 2005

US Securities and Exchange Commission
Office of International Corporate Finance,
Division of Corporate Finance,
450 Fifth Street, N.W.,
Washington, D.C. 20549-1004

Dear Sirs,

Attached please find a press release of OJSC " RBC Information Systems " , a foreign private issuer, published on April 27, 2005. The attached documentation is being furnished to you pursuant to Rule 12g3-2(b).

Sincerely yours,

Natalia Makeeva
Investor Relations Officer
RBC Information Systems

RBC RosBusinessConsulting

RBC to deliver one of the biggest distance learning systems in Russia

Moscow, April 27, 2005 – RBC SOFT, an IT subsidiary of OAO RBC Information Systems **(RTS, MICEX: RBCI)**, today announced that it would deploy one of the largest distance-learning systems in Russia at the Federal State Statistics Service (Rosstat) for the simultaneous training of hundreds of employees of this federal agency.

The Russian Federal State Statistics Service is an authorized federal government agency responsible for adopting regulations on state statistics, producing official statistical reports on the social, economic, demographic and ecological condition of the country, and controlling the process of collection of state statistics. The staff of the Federal State Statistics Service consists of more than 25,000 people.

The project of creating a system of training classrooms, developed by RBC, takes into account the geographic distribution of the statistics service's structural divisions and envisages an interactive training process and flexibility, allowing variations of training courses. The system's core will be the Federal Training Center, located in Rosstat's headquarters, and seven computerized classrooms at the Inter-regional Center and the six territorial branches in the federal district centers. The training form is a mixed one, envisaging both personal attendances of computerized classes and distance learning with the use of a specialized web-based system. The project will allow the simultaneous training of hundreds of employees, working at any of the 89 regional offices of the state statistics agency. In order to maintain the consistency of the "virtual" learning environment, RBC has provided for the possibility of videoconferencing seminars in real video format from all regional centers.

"RBC SOFT fully meets our qualification requirements. The company has a good track record as an IT solutions provider and developer of web-based systems," said Yury Golovanov, Deputy Head of the Department of Economic, Information and Technological Maintenance of the Federal State Statistics Service. "I hope RBC SOFT's direct partnership contacts with the world's leading software and hardware vendors will enable the company to confidently implement its project on a tight schedule and with high quality," he added.

Investor contact: Natalia Makeeva
Tel: + 7 095 363 1111, E-mail: ir@rbc.ru
Web: www.rbcinfosystems.com